Exhibit 99.1

For Immediate Release

SunOpta Announces Revenue Guidance for 2006

Toronto, Ontario, January 10, 2006 – SunOpta Inc. (NASDAQ: STKL; TSX: SOY)  announced today revenue guidance for 2006 in the range of $540 million to $550 million, an increase of approximately 30.0% to 32.5% over the revenue guidance of $415 million provided for 2005.

The 2006 revenue is expected to include strong internal growth, reflecting increases in every operating group of the company.

Jeremy Kendall, Chairman and CEO commented, “the company expects to exceed its revenue guidance for 2005 and will review its 2006 revenue guidance by mid-year to include any new acquisitions or significant internal developments.”

About SunOpta Inc.

SunOpta Inc. is an operator of high-growth ethical businesses, focusing on integrated business models in the natural and organic food markets. For the last seven consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the SunOpta BioProcess Group which engineers and markets proprietary steam explosion technology systems for the pulp, bio-fuel and food processing industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

Forward-Looking Statements

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to references to business strategies, competitive strengths, goals, capital expenditure plans, business and operational growth plans and references to the future growth of the business. These forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its interpretation of current conditions, historical trends and expected future developments as well as other factors that the Company believes are appropriate in the circumstance. However, whether actual results and developments will agree with expectations and predications of the Company is subject to many risks and uncertainties including, but not limited to; general economic, business or market risk conditions; competitive actions by other companies; changes in laws or regulations or policies of local governments, provinces and states as well as the governments of United States and Canada, many of which are beyond the control of the Company. Consequently all forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized.

For further information, please contact:
SunOpta Inc.	Investment Community Inquiries:
Jeremy N. Kendall, Chairman & CEO	Lytham Partners, LLC
Steve Bromley, President & COO	Joe Diaz
John Dietrich, Vice President & CFO	Robert Blum
Susan Wiekenkamp, Information Officer	Joe Dorame
Tel: 905-455-2528, ext 103	Tel: 602-889-9700
susan.wiekenkamp@sunopta.com	diaz@lythampartners.com
Website: www.sunopta.com